UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On April 19, 2023, IceCure Medical Ltd. (the “Company”) issued a press release titled: “IceCure Medical Ordinary Shares to Trade Exclusively on Nasdaq: Company to Voluntarily Delist Shares from Trading on the Tel Aviv Stock Exchange,” announcing its intention to voluntarily delist its ordinary shares, no par value per share (the “Ordinary Shares”), from trading on the Tel Aviv Stock Exchange (the “TASE”).

The Company has requested that the TASE initiate the process to delist its Ordinary Shares. In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be July 20, 2023, and the Ordinary Shares will be delisted from the TASE on July 24, 2023. The Company’s Ordinary Shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”), under the symbol “ICCM.” The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq. The delisting in Israel will not affect the Company’s continued listing on Nasdaq in the United States and all Ordinary Shares now traded on the TASE may be transferred to Nasdaq.

A copy of the Company’s press release is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

The first three paragraphs and the section titled “Forward-Looking Statements” in the press release furnished herewith are incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-267272) and Form S-8 (File Nos. 333-270982, 333-262620 and 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release titled: “IceCure Medical Ordinary Shares to Trade Exclusively on Nasdaq: Company to Voluntarily Delist Shares from Trading on the Tel Aviv Stock Exchange.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: April 19, 2023	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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